April 5, 2022	Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

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stevenboehm@
eversheds-sutherland.com

Raymond A. Be, Attorney-Adviser

Jeff Long, Staff Accountant

Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20002

Re:	AFC BDC INC.
Form 10
File Nos. 000-56393; 812-15280

Dear Mr. Be:

On behalf of AFC BDC Inc. (the “Company”), set forth below are the Company’s responses to the written comments provided by the staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), on March 7, 2022, regarding the Company’s registration statement on Form 10 (File No. 000-556393) (the “Initial Registration Statement”) filed on February 4, 2022 and the Company’s responses to oral comments provided by the Staff on April 1, 2022 and April 5, 2022 regarding the submission, which was supplementally provided to the Staff on March 21, 2022, reflecting proposed revisions to the Initial Registration Statement. The Staff’s March 7, 2022 written comments and April 1, 2022 and April 5, 2022 oral comments are set forth below and are followed by the Company’s responses. Revisions referenced below have been included in Amendment No.1 to the Initial Registration Statement (the “Amended Registration Statement”).

LEGAL COMMENTS

1.	Please file a legality opinion as an exhibit to the registration statement addressing the Company’s compliance with state and federal law arising from its investments in cannabis companies. Since cannabis continues to be illegal under federal laws, and the Company must be compliant with all federal and applicable state laws, please include a statement in the legality opinion that the Company will not be violating, either directly or indirectly, any federal or applicable state laws. Please also address in the legality opinion the Company’s intention to invest in total return swaps, in which the reference assets will be cannabis companies. In addition, please ensure that the registration statement clarifies the nature of the cannabis companies that the Company will invest in, including the status of their activities under state and federal law. We may have additional comments after reviewing your response.

Oral Comment: In connection with Comment 1, please supplementally provide the legality opinion to the Staff for review prior to the Company’s effectiveness.

Response: The Company acknowledges the Staff’s comments and supplementally provided a copy of the legality opinion to the Staff on April 1, 2022. In addition, the Company has included the legality opinion as an exhibit to the Amended Registration Statement.

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Raymond A. Be, Attorney-Adviser April 5, 2022 Page 2

2.	Please advise us whether you have submitted, or expect to submit, any exemptive applications or no-action requests in connection with the registration statement.

Response: The Company submitted an amended application for co-investment relief on November 17, 2021 (File No. 812-15280) and intends to file a subsequent amendment in response to the Staff’s comments. The Company does not expect to submit any no-action requests at this time.

Explanatory Note (Page 1)

3.	The disclosure states that “repurchases of Shares by the Company, if any, are expected to be very limited.” Clearly disclose the Company’s intentions with regard to conducting repurchases. Also, disclose what options, if any, a shareholder will have to dispose of its investment.

Response: The Company respectfully advises the Staff that it has revised the Explanatory Note within the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the Company currently has no intentions to conduct repurchases of Shares.

Item 1. Business — Description of Business (Page 1)

4.	The disclosure states that the Company will invest “senior secured loans, other types of loans, and debt securities.” If the Company intends to invest in covenant-lite loans, please describe these loans, and the extent to which the Company may invest in such loans. Also, disclose the risks of covenant-lite loans in the discussions of the Company’s investment risks.

Response: The Company respectfully advises the Staff that it has revised the disclosures within the Amended Registration Statement in response to the Staff’s comment.

5.	The disclosure states that the Company seeks to provide loans to “cannabis operators and ancillary cannabis companies.” Please revise the disclosure to provide a definition of “cannabis operators” (e.g., a company that derives a certain specified percentage of its profits or revenues from, or commits a certain specified percentage of its assets to, the cannabis industry). Provide similar definitions for “ancillary cannabis company.”

Response: The Company respectfully advises the Staff that it has revised the disclosures within the Amended Registration Statement in response to the Staff’s comment.

6.	The disclosure states that the Company will target cannabis operators that “have a principal balance greater than $10 million.” Clarify the disclosure to explain what that means.

Response: The Company respectfully advises the Staff that it has revised the disclosures within the Amended Registration Statement in response to the Staff’s comment to reflect that the Company will target loans to cannabis operators and ancillary cannabis companies having a principal balance greater than $10 million.

7.	The disclosure states that the Company will “only make equity investments in companies that are compliant will all applicable laws.” Clarify whether the Company will make debt investments under the same terms.

Response: The Company respectfully advises the Staff that it has revised the disclosures within the Amended Registration Statement in response to the Staff’s comment. As explained in the legality opinion, the loans will be structured to be fully legal under all applicable laws.

Raymond A. Be, Attorney-Adviser April 5, 2022 Page 3

8.	We note your statement on page 1 that your loans “may contain amortization provisions.” If the Company’s loans will not typically contain amortization provisions, please state so clearly. In addition, please address, in greater detail, how the Company considers a borrower’s ability to repay principal when making lending decisions – including, for example, assumptions about operating cash flows and/or subsequent re-financings.

Response: The Company respectfully advises the Staff that it has revised the disclosures within the Amended Registration Statement in response to the Staff’s comment.

9.	We note the Company intends to acquire assets from an affiliated warehousing facility. Please supplementally provide us with a detailed explanation of how this warehousing facility will operate, including any regulatory issues that may be implicated, including, for example Section 57 of the 1940 Act. Please ensure your response addresses the mechanics of the Company’s purchase obligations, including any conditions to its obligations, the timing of purchases, and other parties involved in the arrangement. Lastly, please explain how the loans were selected for inclusion in the warehouse facility, who was responsible for selecting them, and what duties they owed the Company at the time.

Response: The Company respectfully advises the Staff on a supplemental basis that the initial assets of the Company are currently held by a warehouse facility, AFC BDC Warehouse LLC, a Delaware limited liability company controlled by an affiliate of the Company (the “Warehouse”). Those assets were acquired by the Warehouse from time-to-time with the intention that they would be transferred to the Company prior to the Company’s election to be regulated as a business development company. In addition, those assets were selected for inclusion in the Warehouse by the manager of the Warehouse (who is also a principal of the company’s investment advisor) with the same diligence and care as will be undertaken with respect to loans originated or acquired for the Company. The Company plans to acquire the assets of the Warehouse prior to the Company’s election to be regulated as a business development company via a merger of the Warehouse with and into the Company. As a result of the merger, the equity interests of the Warehouse will be converted into Common Stock of the Company, the Company will succeed to all assets and liabilities of the Warehouse, the separate legal existence of the Warehouse will cease and the Company will continue in existence as the surviving company in the merger. Closing of the merger will be conditioned upon the accuracy of the parties’ respective representations and warranties, satisfaction of their respective covenants and receipt of any required third-party consents. As the Warehouse will not exist as a corporate entity following the merger, the Warehouse will not acquire, and the Company will not purchase from the Warehouse, any additional loans after the merger.

10.	The disclosure on page 2 indicates that the Warehouse has made certain commitments. However, the table indicates that those loans have been funded. Clarify the status of those loans.

Response: The Company respectfully advises the Staff that it has revised the table within the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the loans held by the Warehouse are fully funded, with the exception of approximately $3.8 million in unfunded commitments under the credit facility with Justice Cannabis Co.

11.	In the table on page 2, disclose the name, address, and nature of business of Companies A, B, C, & D. For loans issued at a floating rate, disclose the reference rate associated with the loan and the related spread (e.g., SOFR + 2.00%).

Response: The Company respectfully advises the Staff that it has revised the table within the Amended Registration Statement to disclose the name and nature of business for each of the Companies in response to the Staff’s comment. The Company respectfully advises the Staff that it has not included addresses for these Companies as it believes the inclusion of this information is not a requirement of the Form 10. The Company respectfully advises the Staff on a supplemental basis that loans issued with floating rates utilize 1-month LIBOR, with a floor of 1.00%.

Raymond A. Be, Attorney-Adviser April 5, 2022 Page 4

The Advisor and Administrator (page 2)

12.	The disclosure states that affiliates of the Advisor have managed $400 million in cannabis investments. Disclose the total amount of investments that the Advisor has managed.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment. The Company respectfully advises the Staff on a supplemental basis that the Company’s assets will be the initial assets managed by the Advisor.

13.	We note your statement that Mr. Tannenbaum and other principals of the Advisor “plan to invest an additional 10% on up to the first $300 million in capital raised for the Company in the form of cash or loans contributed to the Company.” Please advise us of the terms under which these investments would be made, including how any loan contributions would be valued and contributed in compliance with the Investment Company Act.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment. Mr. Tannenbaum and other principals of the Advisor, including their affiliates, family members, and trusts for the benefit of them or their family members, have committed to make an initial cash investment equal to 10% of the first $100 million in capital raised by the Company (including capital raised by its predecessor, the Warehouse), and plan to invest an additional amount equal to 10% of the next $200 million raised by the Company, for a total investment of up to $30 million. These cash investments will be for the same class of securities offered to outside investors, on the same terms as offered to outside investors.

Compensation of the Advisor (page 3)

14.	The disclosure in Item 7 on page 101 indicates that the incentive fee will only be paid after an Exchange Listing. The disclosure in this section does not make such a statement. Please harmonize the disclosure.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment.

15.	Because it would be helpful to investors, please include examples demonstrating the application of the income and capital gain incentive fees and the claw-back feature. Also, please include a graphic to illustrate the application of the income portion of the incentive fee.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment.

Payment of the Company’s Expenses under the Advisory Agreement and the Administration Agreement (page 6)

16.	Please consider including a fee table in this section that conforms to the requirements of Item 3.1 of Form N-2. Please also consider including an expense example that conforms to the requirements of Instruction 11 to Item 3.1 of Form N 2. The staff believes that such disclosure would be helpful to investors.

Oral Comment: In connection with Comment 16, the Staff noted that the submission did not include a fee table. Please include a fee table in the Amended Registration Statement.

Response: The Company respectfully submits that the Form 10 does not require the inclusion of a fee table; the practice is generally not to include one, and therefore the Company does not intend to provide one.

Raymond A. Be, Attorney-Adviser April 5, 2022 Page 5

17.	The first paragraph on page 7 is particularly long and difficult to read. Consider presenting the disclosure in a manner that is easier to read.

Response: The Company respectfully advises the Staff on a supplemental basis that it believes that the inclusion of all expenses to be borne by the Company is material to investors, especially in light of the current policy emphasis by the Division concerning the allocation of expenses in the context of fund complexes. Applicants also note that the approach they are taking in this regard is consistent with the approach taken by other registrants.

The Board (page 8)

18.	Disclose whether the Chairman is independent.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment to clarify that that the Chairman is not an independent director.

Investment Strategy

19.	We note your statement that your investments “are designed to be compliant with all applicable laws and regulations … including U.S. federal law.” Given the cannabis’ status under federal law, please explain or qualify this statement.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment.

Key Differentiating Factors & Competitive Strengths (page 10)

20.	The disclosure states that the Company “is targeting gross cash returns on debt of midteens.” Delete this sentence and similar statements elsewhere (for example, on page 13). See Rule 156. Determinations in Connection with a Drawdown or Subsequent Closing (page 18).

Oral Comment: In connection with Comment 20, please revise this disclosure per the Staff’s March 17, 2022 comment.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment.

21.	The term “Drawdown,” “Subsequent Closing” and “Catch-up Date” do not appear to be defined. Please explain what these are.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment.

Regulation of a Business Development Company (page 20)

22.	The disclosure states generally that BDCs can have asset-coverage ratios of either 200% or 150%. Clearly state which applies to the Company.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment.

Raymond A. Be, Attorney-Adviser April 5, 2022 Page 6

Item 1A. Risk Factors (page 34)

23.	The Risk Factors section spans 56 pages, including significant amounts of repetitive disclosure. Please review this section and eliminate redundant disclosure.

Response: The Company respectfully advises the Staff that it has revised the disclosures within the Amended Registration Statement in response to the Staff’s comment. Please note however that the substantial deletion of risk factors was not made because we believe that the remaining risk factors are distinct and necessary to paint a complete picture of the material risks for investors.

Credit Facility (page 75)

24.	We note the Company intends to establish a credit facility with an affiliated entity to finance portfolio investments. Please supplementally provide us with a detailed explanation of how this credit facility will operate, including any regulatory issues that may be implicated, including, for example Section 57 of the 1940 Act.

Response: The Company supplementally provides that it intends to enter into an unsecured revolving credit facility with AFC Finance, LLC, an entity wholly-owned and controlled by Leonard M. Tannenbaum, the Company’s Chief Executive Officer. The size and interest rate of the credit facility are being negotiated on market terms with the independent members of the Company’s Board. No regulatory issues are implicated by the operation of the credit facility. There is no prohibition under Section 57 or any other provision of the 1940 Act that prohibits a Section 57 affiliate from lending money to an affiliated BDC. We note that the credit facility will not be secured by any collateral of the Company and therefore no issue is raised in that regard.

If you purchase shares of our common stock in this offering, you will experience immediate dilution (page 79)

25.	Please clarify the distinction between “net tangible book value” and NAV.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment.

Biographical Information (page 93)

26.	The disclosures for several directors and officers, indicate tenure “since the inception of the Advisor.” Please revise to either refer to a date certain or the inception of the Company. We note that the date of inception of the Advisor is not disclosed and does not appear relevant.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment.

Item 15. Financial Statements and Exhibits (Page 89)

27.	We note that the Company has not filed its Articles of Incorporation, Articles of Amendment and Restatement, and Bylaws. The staff reviews these documents and occasionally has comments that require additional legal analysis and amended filings. In the future, please consider filing these with your initial Form 10 to give us additional time to review and comment. Please provide us with such exhibits promptly. We may have further comments after we have reviewed them.

Oral Comment: Please supplementally provide copies of the Articles of Incorporation, Articles of Amendment and Restatement, and Bylaws of the Company to the Staff for review prior to the Company’s effectiveness.

Raymond A. Be, Attorney-Adviser April 5, 2022 Page 7

Response: The Company acknowledges the Staff’s comments and supplementally provided copies of the Articles of Incorporation, Articles of Amendment and Restatement, and the Bylaws of the Company to the Staff on April 1, 2022. In addition, the Company has included the Articles of Incorporation, Articles of Amendment and Restatement, and Bylaws as exhibits to the Amended Registration Statement.

28.	Please file the finalized exhibits once they are available.

Response: The Company respectfully advises the Staff that it has included the finalized exhibits within the Amended Registration Statement in response to the Staff’s comment.

29.	Oral Comment: Please amend the exclusive forum provision of the Company’s Bylaws to state that claims can be brought in both state and federal court under federal securities laws.

Response: On the advice of the Company’s Maryland counsel, the Company has determined that it will not revise the Bylaws to be consistent with the comment; however, the Company respectfully advises the Staff that it has revised the disclosures in the Amended Registration Statement regarding the applicable Bylaw provision.

ACCOUNTING COMMENTS

30.	Please confirm that all wholly owned and all substantially wholly owned subsidiaries will be consolidated with the financial statements of the Company.

Response: The Company supplementally confirms that all wholly owned and all substantially wholly owned subsidiaries will be consolidated with the financial statements of the Company.

31.	Please include an unaudited special purpose schedule of investments prepared in accordance with Article 12-12 of Regulation S-X that includes all of the warehoused investments that the fund expects to purchase and currently owns.

Response: The Company respectfully advises the Staff that it has included an unaudited special purpose schedule of investments within the Amended Registration Statement in response to the Staff’s comment.

32.	Please provide examples of the calculation of the incentive fee in the discussion of the incentive fee.

Response: The Company respectfully advises the Staff that it has revised the disclosure within the Amended Registration Statement in response to the Staff’s comment.

33.	Please furnish all financial statements and supplementary financial information require by Regulation S-X 6-11. Audited financial statements for one year, supplemented by interim period financial statements, if required, should be dated within 135 days of effectiveness and supplemental financial information which should i) provide, if the transaction will result in a material change in the acquired fund’s investment portfolio due to investment restrictions, a schedule of investments of the acquired fund modified to reflect such change and accompanied by narrative disclosure describing the change and ii) include narrative disclosure about material differences in accounting policies of the acquired fund when compared to the registrant.

Response: The Company respectfully advises the Staff that it has included the financial information required by Regulation S-X 6-11 within the Amended Registration Statement in response to the Staff’s comment.

Raymond A. Be, Attorney-Adviser April 5, 2022 Page 8

34.	Please explain whether the Fund intends to include a seed statement of operations. If not, please explain to us the Fund’s basis for not including such financial statement.

Response: The Company respectfully advises the Staff that the Company has included a seed statement of assets and liabilities reflecting the initial issuance of shares of the Company within the Amended Registration Statement in response to the Staff’s comment. The Company did not have any material revenues or expenses since its formation. As the organization and offering costs will be borne by AFC BDC Warehouse LLC, and not by the Company, and there is no interest income earned by the Fund on the initial contribution of cash, the seed financial statements will not include a statement of operations.

35.	Please explain to us how the Fund intends to account for any organization and offering costs incurred. In explaining the accounting treatment for such costs, please include references to any applicable sections of GAAP.

Response: The Company respectfully advises the Staff that no offering or organizational costs will be borne by the Company, rather they will be borne by the Warehouse. The cost of future offerings will be incurred by the Company.

36.	We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response: The Company acknowledges the Staff’s comment and undertakes to address any further comments from the Staff.

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Please do not hesitate to call me at (202) 383-0176 or Payam Siadatpour at (202) 383-0278 if you have any questions or require any additional information.

Sincerely,

/s/ Steven Boehm
Steven Boehm

cc:	Jay Williamson, Esq., Securities and Exchange Commission Leonard Tannenbaum, CEO, AFC BDC Inc. Bernard Berman, President, AFC BDC Inc. Payam Siadatpour, Esq., Eversheds Sutherland (US) LLP